CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 | Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2006 DEC 12 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06019118

Our Ref: G

4 December 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 27 November 2006 (*Notifications on Subsidiary Company and Associated Companies*);
- 30 November 2006 (*Change in the Composition of the Remuneration Committee*); and
- 1 December 2006 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Settlement of Legal Action with Insurance Advisor*).

Yours faithfully

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

12/12

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	27-Nov-2006 12:38:52
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notifications on Subsidiary Company and Associated Companies
Description	Please refer to the attached file on the above.
Attachments:	271106.pdf Total size = **20K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATIONS ON SUBSIDIARY COMPANY AND ASSOCIATED COMPANIES

The Board of Directors of City Developments Limited (the "Company") wishes to announce that:

(1) Incorporation of Subsidiary Company

City Building Management Pte Ltd, a wholly-owned subsidiary of Singapura Developments (Private) Limited, which is in turn a wholly-owned subsidiary of the Company, has incorporated a wholly-owned subsidiary known as CBM Parking Pte. Ltd ("CBM Parking"), information of which is a follows:

Name of company	:	CBM Parking Pte. Ltd.
Date & country of incorporation	:	3 November 2006 Republic of Singapore
Issued share capital	:	$2
Principal activity	:	Car Park Management and Operation

(2) Dissolution/Liquidation of Associated Companies

The following companies, which are indirect associated companies of the Company's wholly-owned subsidiary, Singapura Developments (Private) Limited, have been dissolved/liquidated:

(a) Avalon Strategic Managers, LLC
(b) Avalon Strategic Investors, L.P.
(c) Casa Investors, L.P.
(d) Casa Portfolio Managers, LLC
(e) Casa Preferred Investors
(f) Casa Investment Corporation Y.K.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 27 November 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	30-Nov-2006 19:54:15
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Change in the Composition of the Remuneration Committee

Description

The changes to the Code of Corporate Governance issued by the Ministry of Finance in July 2005 include the recommendation that the Remuneration Committee ("RC") shall comprise entirely non-executive directors. In line with the said change and as recommended by the Company's Nominations Committee, the Board wishes to announce that Mr Chow Chiok Hock whom the Nominations Committee considers to be a non-executive Director has been appointed as a member of the Company's RC in place of Mr Kwek Leng Beng.

Following the change, the RC shall comprise the following non-executive directors :

Mr Chee Keng Soon (Chairman) (independent)
Mr Tang See Chim (independent)
Mr Chow Chiok Hock

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 30 November 2006

Attachments: Total size = **0**
(2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	01-Dec-2006 17:40:27
Announcement No.	00088

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Settlement of Legal Action with Insurance Advisor
Description	Please see attached, the subject Announcement released by Millennium & Copthorne Hotels plc on 1 December 2006.
Attachments:	011206.pdf Total size = **11K** (2048K size limit recommended)

1 December 2006

Settlement of legal action with insurance advisor

Millennium & Copthorne Hotels plc ("M&C") previously announced that it and its wholly-owned subsidiary, CDL Hotels USA, Inc ("CDL"), had filed a legal action against its insurance advisor in October 2005 relating to business interruption claims by its hotel properties in New York resulting from the terrorist attack on the World Trade Center on 11 September 2001.

M&C is pleased to announce that on 29 November 2006, M&C and CDL entered into an agreement (the "Agreement") with its insurance advisor to resolve the legal action referred to above. Under the Agreement, CDL will receive a cash amount of US$17.5 million on or before 13 December 2006 and the parties to the Agreement have agreed to a full and final settlement of any and all claims the parties may have had against each other arising out of or related to M&C group's 2001 US property insurance coverage.

Enquiries:

Robin Lee 01293 772288

Millennium & Copthorne Hotels plc

Ben Foster /Charlie Watenphul 0207 831 3113

Financial Dynamics